Consent of Independent Registered Public Accounting Firm

Board of Directors

Monmouth Capital Corporation

We consent to the incorporation by reference in the registration statement on Form S-3D (No. 333-131436) of Monmouth Capital Corporation of our report dated March 14, 2007, related to the consolidated balance sheets of Monmouth Capital Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006 which report is incorporated by reference in the December 31, 2006 annual report on Form 10-K of Monmouth Capital Corporation and our report dated March 14, 2007 related to the consolidated financial statements which report is included in the December 31, 2006 annual report on Form 10-K of Monmouth Capital Corporation.

/s/   Cowan, Gunteski & Co., P.A.

Toms River, New Jersey

March 21, 2007